Exhibit 99.3

Other Recent Developments

Certain recent developments not included in Exhibit 99.2 are described below. Please see Exhibit 99.2 for additional recent developments.

•	On September 22, 2015, the Company exercised its right to redeem 100% of the outstanding $500 million 3.75% Notes due March 2016, in-line with its proactive approach to manage its debt maturity profile and effective use of existing cash reserves. The total cash settlement of $511 million including accrued interest occurred on October 22, 2015.

•	On October 7, 2015, ArcelorMittal and IMETAL, an Algerian state-owned company, announced an outline agreement for the restructuring of the shareholding of the companies ArcelorMittal Algeria, ArcelorMittal Pipes and Tubes Algeria and ArcelorMittal Tebessa. The restructuring is consistent with ArcelorMittal’s strategy of asset portfolio optimization. The restructuring plan will see ArcelorMittal transfer its minority shareholding in both ArcelorMittal Algeria and ArcelorMittal Tebessa as well as its majority participation in ArcelorMittal Pipes & Tubes Algeria, with the state of Algeria controlling the full shareholding of these entities. Furthermore, ArcelorMittal will continue its technical support for the implementation of El Hadjar Complex development plan.

•	On September 23, 2015, ArcelorMittal announced the investment of over €100 million in the refurbishment of the Coke Oven Batteries in Gijón. The main part of the approved investment will be focused on the re-construction of two 45-oven batteries at ArcelorMittal Asturias’ coke plant in Gijón, installation of a state-of-the-art emission collection and scrubbing system, and implementation of efficient by-product management systems. The refurbishment work will start in mid-2016 and the coke oven batteries are expected to reach full capacity in 2019.

•	On November 6, 2015, ArcelorMittal South Africa (“AMSA”) announced that an agreement had been reached with Kumba to amend the pricing mechanism terms of the current iron ore supply agreement from a cost-based price to an Export Parity Price (“EPP”) with effect from October 1, 2015. The EPP will be calculated on the basis of the Platts 62% Fe CFR China Fines Index (the “Index price”) and, at certain price levels, AMSA will receive a discounted price.

•	Following Kumba’s announcement on July 16, 2015 that it would commence with the closure of the Thabazimbi mine, AMSA undertook due diligence to assess whether the mine could be taken over by AMSA and operated viably. Unfortunately, due diligence revealed that given the immediate reserves available, which is further aggravated by the slope failure and depressed economic conditions in the iron ore market, there is currently no viable option available for AMSA to take over the mine and operate it successfully. Kumba is thus proceeding with the closure of the Thabazimbi mine.